Proxy

For

WithheldAgainst1.

To determine the number of Directors at

2.

To elect as Director Stuart Rogers

3.

To elect as Director Paul John

ANNUAL GENERAL MEETING OF THE MEMBERS OF

MAX RESOURCE CORP. (the “Company”), To be held at Suite 2760 – 200 Granville Street, Vancouver, BC, at 10:00 AM on the 12th  day of August, 2008.

The undersigned member (“Registered Shareholder”) of the Company hereby appoints

•

Stuart Rogers,  a director of the Company, or failing him

•

Paul John,  a director of the Company, or failing him

•

David Pearce, a director of the Company, or failing him

•

Daniel MacInnIs, a director of the Company or failing him

•

Tim Coupland, a director of the Company, or in the place of the foregoing as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extend and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyhodler to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

4. To elect as Director David Pearce
5. To elect as Director Daniel MacInnIs
6. To elect as Director Tim Coupland
7. To appoint Dale Matheson Carr-Hilton La Bonte as Auditors for the Company
8. To receive the Report of the Directors of the Company
9. To authorize the Directors to fix the auditors’ remuneration
10. To receive and approve the Financial Statements of the Company as at December 31, 2007, together with the Auditor’s Report thereon
11. To approve the Company’s existing Stock Option Plan
12. To transact such other business as may properly come before the Meeting.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

PRINT NAME:

Date:

Number of Shares Represented By Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.  SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation;  and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by MAX RESOURCE CORP.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but who wishes to vote on the resolutions, may do the following:

a.

Appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

b.

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyhodler names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder.  If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for, and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters whicdh may properly come before the Meeting as a the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in person, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of PACIFIC CORPORATE TRUST COMPANY by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or adjournment thereof or may be acted by the Chairman of the Meeting prior to the commencement of the Meeting.  The mailing address is

PACIFIC CORPORATE TRUST COMPANY

Proxy Department,

3rd Floor, 510 Burrard Street,

Vancouver, B.C. V6C 3B9

Fax: (604) 689-8144

Endnotes

 of the Meeting.  The mailing address is:

Computershare Trust Company of Canada

Proxy Dept., ,

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